Exhibit 12.1

Wynn Las Vegas, LLC

Calculation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2003	2004	2005	2006	2007
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(7,180)	$(160,502)	$(45,884)	$8,399	$123,423

Fixed charges	92,348	115,000	125,608	127,309	121,143

Amortization of capitalized interest	—	—	9,272	13,908	13,908

Distributed income of equity investees	—	—	—	250	1,227

Subtract:
Interest capitalized	87,300	115,000	36,769	7,690	33,592

Total Earnings	$(2,132)	$(160,502)	$52,227	$142,176	$226,109

Interest expensed	$5,048	$—	$86,746	$117,787	$86,090
Interest capitalized	87,300	115,000	36,769	7,690	33,592
Interest in rental expense	—	—	2,093	1,832	1,461

Total Fixed Charges	$92,348	$115,000	$125,608	$127,309	$121,143

Earnings to Fixed Charges	—	—	—	1.12x	1.87x
Deficiency Amount	$(94,480)	$(275,502)	$(73,381)	—	—